13013566

UNITED STATES
:URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

SEC FILE NUMBER
8-28569

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Timber Hill LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Pickwick Plaza
(No. and Street)

Greenwich (City) Connecticut (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul J. Brody 203-618-5806
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/9/13

AFFIRMATION

I, Paul J. Brody, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Timber Hill LLC (the "Company") for the year ended December 31, 2012, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2/28/13

Signature Date

Chief Financial Officer
Title

State of Connecticut

County of Fairfield ss. Greenwich

On this the 28th day of February, 2013, before me, Nancy Ann Nelson, the undersigned officer, personally appeared Paul J. Brody, known to me to be the person whose name is subscribed to the within instrument and acknowledged that he executed the same for the purposes therein contained.

In witness whereof I hereunto set my hand.

Signature of Notary Public
Date Commission Expires: 8-31-17

NANCY ANN NELSON
Notary Public, State of Connecticut
My Commission Expires August 31, 2017

TIMBER HILL LLC
(SEC I.D. No. 8-28569)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2012 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a Public Document

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Timber Hill LLC
Greenwich, CT

We have audited the accompanying statement of financial condition of Timber Hill LLC (the "Company") as of December 31, 2012, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Timber Hill, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2013

TIMBER HILL LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2012
(Dollars in Thousands)

Assets		
Cash and cash equivalents	$	348,017
Cash and securities segregated for regulatory purposes		11,807
Securities borrowed		3,474,877
Securities purchased under agreements to resell		135,600
Trading assets, at fair value:		
Financial instruments owned		2,111,492
Financial instruments owned and pledged as collateral		534,483
		2,645,975
Other receivables:		
Brokers, dealers and clearing organizations		1,543,721
Affiliates		112,666
Interest		6,269
		1,662,656
Other assets		40,057
Total assets	$	8,318,989
Liabilities and members' capital		
Liabilities:		
Trading liabilities - financial instruments sold but not yet purchased, at fair value	$	2,966,406
Securities loaned		2,283,129
Other payables:		
Brokers, dealers and clearing organizations		1,575,897
Affiliates		71,339
Accounts payable, accrued expenses and other liabilities		14,214
Interest		4,900
		1,666,350
Liabilities subordinated to the claims of general creditors		-
Members' capital		1,403,104
Total liabilities and members' capital	$	8,318,989

See accompanying notes to the statement of financial condition.

1. Organization and Nature of Business

Timber Hill LLC (the "Company") is a broker-dealer and a member of various securities and commodities exchanges. The Company is also a member of the National Futures Association and a registered Futures Commission Merchant ("FCM"). All security and commodity transactions are cleared either by the Company or through other clearing brokers and organizations. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company executes orders and carries positions in commodity futures and options on a limited scale and on an omnibus basis for Interactive Brokers LLC, an affiliated U.S. broker dealer and FCM.

The Company is 99.99% owned and consolidated by IBG LLC, ("IBG LLC" or "the Group"), a Connecticut limited liability company. In addition to the Company, the Group is comprised of several Operating Companies (Note 10).

The Group is consolidated into Interactive Brokers Group, Inc. ("IBG, Inc."), a publicly traded U.S. Corporation, which corporation is the sole managing member of IBG LLC.

2. Significant Accounting Policies

Basis of Presentation

This statement of financial condition is presented in U.S. dollars and has been prepared pursuant to accounting standards generally accepted in the United States of America ("U.S. GAAP") promulgated in the FASB Accounting Standards Codification ("ASC" or the "Codification"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the statement of financial condition and accompanying notes. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from those estimates. Such estimates include the estimated useful lives of property and equipment, the allowance for doubtful accounts and compensation accruals.

Fair Value

At December 31, 2012, the majority of the Company's assets and liabilities, including financial instruments, were carried at fair value based on published market prices and were marked to market daily, or were assets which are short-term in nature (such as U.S. government treasury bills or spot foreign exchange) and were carried at amounts that approximate fair value.

The Company applies the fair value hierarchy of ASC 820, *Fair Value Measurement*, to prioritize the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical

assets and liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and
Level 3	Prices or valuations that require inputs that are both significant to fair value measurement and unobservable

Financial instruments owned and financial instruments sold, but not yet purchased, except forward currency contracts, over-the-counter ("OTC") currency options and certain corporate and municipal debt securities, which are classified as Level 2 financial instruments, are classified within Level 1 of the fair value hierarchy. The Company's financial instruments are valued using quoted market prices as published by exchanges and clearing houses or otherwise broadly distributed in active markets, include U.S. government and sovereign obligations, active listed securities, options, futures, options on futures and corporate and municipal debt securities. The Company does not adjust quoted prices for Level 1 financial instruments, even in the event that the Company may hold a large position whereby a purchase or sale could reasonably impact quoted prices.

Currency forward contracts and OTC currency options are valued using broadly distributed bank and broker prices, and are classified as Level 2 financial instruments as such instruments are not exchange-traded. Corporate and municipal debt securities that are not actively traded are also classified in Level 2.

Cash and Cash Equivalents

The Company defines cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of three months or less, other than those used for trading purposes.

Cash and Securities Segregated for Regulatory Purposes

As a result of activities with customers of certain affiliates, the Company is obligated by rules mandated by its primary regulators including the Securities and Exchange Commission ("SEC") and the Commodities Futures Trading Commission ("CFTC") to segregate or set aside cash or qualified securities to satisfy such regulations, which regulations have been promulgated to protect customer assets.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of collateral advanced or received. Securities borrowed transactions require the Company to provide counterparties with collateral, which may be in the form of cash, letters of credit or other securities. With respect to securities loaned, the Company receives collateral, which may be in the form of cash or other securities in an amount generally in excess of the fair value of the securities loaned.

The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as permitted contractually. Receivables and payables with the same counterparty are not offset in the statement of financial condition.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are recorded at contract value, plus accrued interest, which approximates fair value. The Company's policy is to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the fair value of the underlying collateral remains sufficient, this collateral is valued daily with additional collateral obtained or excess collateral returned, as permitted under contractual provisions.

Financial Instruments Owned and Sold But Not Yet Purchased

Stocks, government, corporate and municipal bonds, futures and options transactions are reported in the statement of financial condition on a trade date basis. All financial instruments owned and financial instruments sold but not yet purchased are recorded at fair value based upon quoted market prices. All firm-owned financial instruments pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the financial instruments are classified as financial instruments owned and pledged as collateral in the statement of financial condition.

The Company also enters into currency forward contracts with certain of its affiliates. These transactions, which are also reported on a trade date basis, are agreements to exchange a fixed amount of one currency for a specified amount of a second currency at the outset and at completion of the currency forward contract term. Unrealized mark-to-market gains and losses on currency forward contracts are reported as components of financial instruments owned or financial instruments sold but not yet purchased.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to the purchaser by the settlement date ("fails to deliver") and margin deposits. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"). Receivables and payables to brokers, dealers and clearing organizations also include amounts related to futures contracts executed on behalf of customers as well as net payables and receivables from unsettled trades.

Foreign Currency Transactions

Foreign currency denominated assets and liabilities are translated into U.S. dollars at the period-end exchange rate. Foreign currency denominated revenues and expenses are translated at the exchange rates in effect at the transaction dates.

Property and Equipment

Property and equipment, which is a component of other assets, consist of purchased technology hardware and software, leasehold improvements and office furniture and equipment. Property and equipment are recorded at historical cost, less accumulated depreciation and amortization. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, while leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease, generally three to seven years. Computer equipment is depreciated over three to five years and office furniture and equipment are depreciated over five to seven years.

Stock-Based Compensation

The Company follows ASC 718, *Compensation – Stock Compensation*, to account for its stock-based compensation plans. ASC 718 requires all share-based payments to employees to be recognized in the statement of financial condition using a fair value-based method. As a result, the Company expenses the fair value of stock granted to employees over the related vesting period.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*, based on enacted tax law. ASC 740 requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of assets and liabilities, including the accounting for uncertainty of income tax positions and valuation allowances for deferred tax assets reported in financial statements, prescribing a "more likely than not" threshold and measurement attribute for recognition in the financial statements of an asset or liability resulting from a tax position taken or expected to be taken in an income tax return.

As of December 31, 2012, no adjustments were required to be made to existing income tax reserves and no new income tax assets or liabilities have been recognized.

The Company operates in the United States as a limited liability company that is treated as a partnership for U.S. federal income tax purposes. Accordingly, the Company's income is not subject to U.S. federal income taxes. Taxes related to income earned by partnerships represent obligations of the individual partners.

Recently Issued Accounting Pronouncements

Subsequent to the adoption of the ASC, the FASB will issue Accounting Standards Updates ("ASUs") as the means to add to or delete from, or to amend the ASC. In 2012 and 2013, prior to the issuance of the Company's statement of financial condition, ASU 2012-01 through 2013-03 were issued. Following is a summary of recently issued ASUs that have affected or may affect the Company's statement of financial condition:

	Affects	Status
ASU 2011-03	*Transfers and Servicing (Topic 860)*: Reconsideration of Effective Control for Repurchase Agreements	Fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. Early application is not permitted.
ASU 2011-04	*Fair Value Measurement (Topic 820)*: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS	To be applied prospectively for interim and annual periods beginning after December 15, 2011. Early adoption is not permitted for public entities.
ASU 2011-08	*Intangibles - Goodwill and Other (Topic 350)*: Testing Goodwill for Impairment	Effective for fiscal years beginning after December 15, 2011. Early adoption is permitted.
ASU 2011-11	*Balance Sheet (Topic 210)*: Disclosures about Offsetting Assets and Liabilities	Effective for fiscal periods beginning on or after January 1, 2013. Retrospective disclosures for comparative periods presented will be required.
ASU 2012-02	*Intangibles - Goodwill and Other (Topic 350)*: Testing Indefinite-Lived Intangible Assets for Impairment	Effective for fiscal years beginning after September 15, 2012. Early adoption is permitted.
ASU 2012-03	*Technical Amendments and Corrections to SEC Sections* - Amendments to SEC section of ASC pursuant to SEC staff Bulletin 114, Technical Amendments Pursuant to SEC Release No. 33-9520 and Corrections Relating to Accounting Standards Update 2010-22.	Effective upon issuance in August 2012, adopted for the quarter ended September 30, 2012.
ASU 2012-04	*Technical Corrections and Improvements* - Amendments to the ASC correcting for differences between source literature and the ASC, guidance clarification and reference corrections and relocation of guidance to more appropriate locations within the ASC, and Conforming Amendments Related to Fair Value (Topic 820).	Effective upon issuance in October 2012 or, in the case of amendments subject to transitional guidance, for fiscal years beginning after December 15, 2012.
ASU 2013-01	*Balance Sheet (Topic 210)*: Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities	Effective for fiscal periods beginning on or after January 1, 2013 (the same as the effective date of ASU 2011-11).

Adoption of those ASUs that became effective during 2012 and 2013, prior to the issuance of the Company's statement of financial condition, did not have a material effect on the statement of financial condition. Management is assessing the potential impact on the Company's statement of financial condition of adopting ASUs that will become effective in the future.

3. Trading Activities and Related Risks

The Company's trading activities include providing securities market making and brokerage services. Trading activities expose the Company to market and credit risks.

These risks are managed in accordance with established risk management policies and procedures. To accomplish this, management has established a risk management process that includes:

- a regular review of the risk management process by executive management as part of its oversight role;
- defined risk management policies and procedures supported by a rigorous analytic framework; and
- articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, capital structure, and current and anticipated market conditions.

Market Risk

The Company is exposed to various market risks. Exposures to market risks arise from equity price risk, foreign currency exchange rate fluctuations and changes in interest rates. The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate rate, price and spread movements of trading inventories and related financing and hedging activities. The Company uses a combination of cash instruments and exchange traded derivatives to hedge its market exposures. The following discussion describes the types of market risk faced:

Equity Price Risk

Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value from a particular stock, a defined basket of stocks, or a stock index. The Company is subject to equity price risk primarily in securities owned and securities sold but not yet purchased. The Company attempts to limit such risks by continuously reevaluating prices and by diversifying its portfolio across many different options, futures and underlying securities and avoiding concentrations of positions based on the same underlying security.

Currency Risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments. Exchange rate contracts may include cross-currency swaps and currency futures contracts. Currency swaps are agreements to exchange future payments in one currency for payments in another currency. These agreements are used to effectively convert assets or liabilities denominated in different currencies. Currency futures are contracts for delayed delivery of currency at a specified future date. The Company uses currency swaps to manage the levels of its non-U.S. dollar currency balances and currency cash and futures to hedge its global exposure.

Interest Rate Risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Company is exposed to interest rate risk on cash and margin balances, positions carried in equity securities, options and futures and on its debt obligations. These risks are managed through investment policies and by entering into interest rate futures contracts.

Credit Risk

The Company is exposed to risk of loss if an individual, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose the Company to default risk. The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

The Company's credit risk is limited in that substantially all of the contracts entered into are settled directly at securities and commodities clearing houses and a small portion is settled through member firms and banks with substantial financial and operational resources.

In the normal course of business, the Company executes, settles and finances various securities transactions for its affiliates and their customers. Execution of these transactions includes the purchase and sale of securities by the Company that exposes the Company to default risk arising from the potential that affiliates, customers of affiliates or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to affiliates, customers of affiliates or counterparties. Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were purchased, and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying security in the market and seek reimbursement for any losses from the counterparty.

For cash management purposes, the Company enters into short-term securities purchased under agreements to resell and securities sold under agreements to repurchase transactions ("repos") in addition to securities borrowing and lending arrangements, all of which may result in credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligations. In accordance with industry practice, repos are collateralized by securities with a market value in excess of the obligation under the contract. Similarly, securities borrowed and loaned agreements are collateralized by deposits of cash or securities. The Company attempts to minimize credit risk associated with these activities by monitoring collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company as permitted under contractual provisions.

Concentrations of Credit Risk

The Company's exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and exposure is monitored in light of changing counterparty and market conditions. As of December 31, 2012, the Company did not have any material concentrations of credit risk.

Off-Balance Sheet Risks

The Company may be exposed to a risk of loss not reflected in the statement of financial condition for futures products, which represent obligations of the Company to settle at

contracted prices, which may require repurchase or sale in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's cost to liquidate such futures contracts may exceed the amounts reported in the Company's statement of financial condition.

4. Fair Value

The following tables set forth, by level within the fair value hierarchy (Note 2), financial assets and liabilities, primarily financial instruments owned and financial instruments sold, but not yet purchased, at fair value as of December 31, 2012. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Financial Assets At Fair Value as of December 31, 2012			
	Level 1	Level 2	Level 3	Total
Financial instruments owned:				
Stocks	$ 469,292	$ -	$ -	$ 469,292
Options	1,459,764	-	-	1,459,764
U.S. and foreign government obligations	29,990	-	-	29,990
Warrants	3,149	-	-	3,149
Corporate and municipal bonds	86,354	59,533	-	145,887
Currency forward contracts	-	3,410	-	3,410
	2,048,549	62,943	-	2,111,492
Financial instruments owned and pledged as collateral:				
Stocks	464,389	-	-	464,389
Corporate and municipal bonds	22,365	-	-	22,365
U.S. and foreign government obligations	47,729	-	-	47,729
	534,483	-	-	534,483
	$ 2,583,032	$ 62,943	$ -	$ 2,645,975

	Financial Liabilities At Fair Value as of December 31, 2012			
	Level 1	Level 2	Level 3	Total
Financial instruments sold, but not yet purchased:				
Stocks	$ 1,420,326	$ -	$ -	$ 1,420,326
Options	1,442,618	-	-	1,442,618
Corporate bonds	90,710	11,833	-	102,543
Warrants	468	-	-	468
U.S. and foreign government obligations	451	-	-	451
	$ 2,954,573	$ 11,833	$ -	$ 2,966,406

There have been no transfers of fair value assets or liabilities between Levels 1 and 2. The Company has no Level 3 assets or liabilities.

5. Collateralized Transactions

The Company enters into securities borrowing and lending transactions and agreements to repurchase and resell securities to finance trading inventory, to obtain securities for settlement and to earn residual interest rate spreads. Under these transactions, the Company either receives or provides collateral, including equity, corporate debt and U.S. Government securities. Under many agreements, the Company is permitted to sell or repledge securities received as collateral and use these securities to secure repurchase agreements, enter into securities lending transactions or deliver these securities to counterparties to cover short positions.

Amounts relating to collateralized transactions at December 31, 2012 are summarized as follows:

	Permitted to Repledge		Repledged	
Securities borrowed transactions	$	3,375,155	$	3,375,155
Agreements to resell		135,600		130,606
	$	3,510,755	$	3,505,761

In the normal course of business, the Company pledges qualified securities with clearing organizations to satisfy daily margin and clearing fund requirements. At December 31, 2012, substantially all government obligations owned were pledged to clearing organizations.

Financial instruments owned and pledged, where the counterparty has the right to repledge, at December 31, 2012 consisted of the following:

Stocks	$	464,389
U.S. and foreign government obligations		47,729
Corporate and Municipal Bonds		22,365
	$	534,483

6. Other Assets

Other assets of $40,057 are primarily comprised of memberships in exchanges of $24,067, other receivables of $6,045, deposits of $4,007 and property and equipment of $3,896. Property and equipment are comprised of leasehold improvements, computer equipment, furniture and office equipment.

At December 31, 2012, property and equipment consisted of:

Leasehold improvements	$	6,732
Computer equipment		747
Office furniture and equipment		1,290
		8,769
Less: accumulated depreciation and amortization		(4,873)
Property and equipment, net	$	3,896

During the year ended December 31, 2012, the Company sold a portfolio of investments in non-market making securities to an affiliate.

7. Short-Term Borrowings

Short-term borrowings, when incurred ($0 at December 31, 2012), primarily consist of collateralized borrowing facilities with banks that are outstanding from time to time.

8. Liabilities Subordinated to the Claims of General Creditors

On March 15, 2012 and June 19, 2012 the Company made repayments of $100,000 and $50,000 respectively on its unsecured subordinated loan with IBG LLC. At December 31, 2012, the Company had no subordinated liabilities.

9. Commitments, Contingencies and Guarantees

Litigation

The Company is subject to certain pending and threatened legal actions which arise out of the normal course of business. Litigation is inherently unpredictable, particularly in proceedings where claimants seek substantial or indeterminate damages, or which are in their early stages. The Company cannot predict with certainty the actual loss or range of loss related to such legal proceedings, the manner in which they will be resolved, the timing of final resolution or the ultimate settlement. Although the results of legal actions cannot be predicted with certainty, it is the opinion of management that the resolution of these actions is not expected to have a material effect, if any, on our business or financial condition, but may have a material impact on the results of operations for a given period.

The Company accounts for potential losses related to litigation in accordance with ASC 450, *Contingencies*. At December 31, 2012, no reserves for potential losses related to litigation matters were deemed necessary.

Leases

Through affiliates, the Company has non-cancelable operating leases covering office space with terms through January 2019, with renewal options through January 2034. The office leases contain renewal elections based upon then fair market rental rates. The

renewal election on one of the underlying leases was extended in January 2013 from 2024 to 2034.

The Company's proportionate share of minimum future rental payment commitments, allocated to it by affiliates, is as follows:

Year		
2013	$	964
2014		816
2015		850
2016		894
2017		945
Thereafter		1,071
	$	5,540

Guarantees

The Company provides guarantees to securities and futures clearing houses and exchanges which meet the accounting definition of a guarantee under ASC 460, *Guarantees*. Under the standard membership agreement, members are required to guarantee collectively the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet shortfalls. In the opinion of management, the Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried in the statement of financial condition for these arrangements.

Other Commitments

Certain clearing houses and clearing banks and firms used by the Company are given a security interest in certain assets of the Company held by those clearing organizations. These assets may be applied to satisfy the Company's obligations to the respective clearing organizations.

10. Related Party Transactions

The Operating Companies, in addition to the Company, are comprised of the following companies: Timber Hill Europe AG ("THE"), Timber Hill Securities Hong Kong Limited ("THSHK"), Timber Hill Australia Pty Limited ("THA"), Timber Hill Canada Company ("THC"), Interactive Brokers LLC ("IB LLC") and subsidiary, Interactive Brokers Canada Inc. ("IBC"), Interactive Brokers (U.K.) Limited ("IBUK"), Interactive Brokers Securities Japan, Inc. ("IBSJ"), Interactive Brokers (India) Private Limited ("IBI"), Interactive Brokers Financial Products S.A. ("IBFP"), Interactive Brokers Hungary Kft ("IBH"), Interactive Brokers Software Services Estonia OU ("IBEST"), IB Brasil Participações Ltda ("IBBH"), Interactive Brokers Software Services Rus ("IBRUS") and IB Exchange Corp. ("IBEC").

THE, THC, THA and THSHK are registered securities dealers in Switzerland, Canada, Australia and Hong Kong, respectively, and trade on a proprietary basis and engage in

execution and clearing for affiliates. IB LLC, IBUK, IBC, IBSJ and IBI are registered broker-dealers in the US, Great Britain, Canada, Japan and India, respectively, and engage in execution and clearing securities services for customers and affiliates. The Company and IB LLC perform execution and clearing services between each other. IBFP is a securities issuer registered in Germany. IBEST, IBH and IBRUS provide the Group with computer programming services and IBEC holds certain of the Group's strategic investments. IBBH is a Brazilian holding company that was formed to develop the Group's business in Brazil. IBG LLC is the holding company for the group of Operating Companies. These companies share administrative, financial and technological resources and the broker-dealer and securities dealer operating companies engage in securities transactions such as trade execution in the ordinary course of business with the Company.

Affiliate loans and brokerage transaction receivables and payables are reported gross. The loan receivable from affiliate at December 31, 2012 of $19,500 bears interest at 0.9% and is reported in other receivables from affiliates in the statement of financial condition. Other affiliate receivables and payables including administrative, consulting and service fees and advances between Operating Companies are netted by operating company.

Included in assets in the statement of financial condition are the following amounts with related parties at December 31, 2012:

Securities purchased under agreements to resell	$	135,600
Securities borrowed - stock and bond borrows	$	1,520,583
Trading assets:		
Currency forward contracts	$	3,409
Other receivables:		
Brokers, dealers and clearing organizations	$	1,456,298
Interest		1,425

Included in liabilities in the statement of financial condition are the following amounts with related parties at December 31, 2012:

Securities loaned	$	884,372
Other payables:		
Brokers, dealers and clearing organizations	$	1,451,388
Interest		3,226

11. Segregation of Funds

In accordance with the Commodity Exchange Act, the Company is required to segregate all monies, securities and property received to margin and to guarantee or secure the trades or contracts of customers in regulated commodities. In addition to cash held in segregated accounts of $11,807, the Company had cash of $4,765 deposited for margin with one clearing organization. At December 31, 2012, the total amount in segregation of $615,133 exceeded such requirements by $2,525.

12. Defined Contribution and Employee Incentive Plans

Defined Contribution Plan

The Group offers substantially all employees of U.S.-based Operating Companies who have met minimum service requirements the opportunity to participate in defined contribution retirement plans qualifying under the provisions of Section 401(k) of the Internal Revenue Code. The general purpose of these plans is to provide employees with an incentive to make regular savings in order to provide additional financial security during retirement. These plans provide for the Group to match 50% of the employees' pre-tax contribution, up to a maximum of 10% of eligible earnings. The employee is vested in the matching contribution incrementally over six years

Return on Investment Dollar Units ("ROI Dollar Units")

From 1998 through 2006, IBG LLC granted all non-member employees ROI Dollar Units, which are redeemable under the amended provisions of the plan, and in accordance with regulations issued by the Internal Revenue Service (Section 409A of the Internal Revenue Code). Upon redemption, the grantee is entitled to accumulated earnings on the face value of the certificate, but not the actual face value. For grants made in 1998 and 1999, grantees may redeem the ROI Dollar Units after vesting on the fifth anniversary of the date of their grant and prior to the tenth anniversary of the date of their grant. For grants made between January 1, 2000 and January 1, 2005, grantees must elect to redeem the ROI Dollar Units upon the fifth, seventh or tenth anniversary date. These ROI Dollar Units will vest upon the fifth anniversary of the date of their grant and will continue to accumulate earnings until the elected redemption date. For grants made on or after January 1, 2006, all ROI Dollar Units shall vest on the fifth anniversary date of their grant and will be automatically redeemed. Subsequent to the IBG, Inc. Initial Public Offering, (the "IPO"), no additional ROI Dollar Units have been or will be granted, and non-cash compensation to employees will consist primarily of grants of shares of IBG, Inc. Class A common stock as described below under "2007 Stock Incentive Plan."

As of December 31, 2012, payables to employees for ROI Dollar Units were $3,102, all of which were vested. These amounts are included in accounts payable, accrued expenses and other liabilities in the statement of financial condition.

2007 ROI Unit Stock Plan

Certain employees of the Company held ROI Dollar Units that entitled each holder thereof to accumulated earnings on the face value of the certificate representing his or her ROI Dollar Units. Subsequent to the IPO, no additional ROI Dollar Units have been or will be granted. In connection with the IPO, ROI Dollar Units were, at the employee's election, redeemable for cash, as provided for under the ROI Dollar Unit plan, or the accumulated earnings attributable to the ROI Dollar Units as at December 31, 2006 may have been invested in shares of common stock pursuant to the Interactive Brokers Group, Inc. 2007 ROI Unit Stock Plan (the "ROI Unit Stock Plan"). Certain ROI Dollar Units, as elected by employees, that were outstanding as of December 31, 2006 were so invested, and 673,382 shares of restricted common stock to be issued to those

employees under the ROI Unit Stock Plan have been or will be distributed in accordance with the following schedule, subject to the conditions below:

- 10% on the date of the IPO (or on the first anniversary of the IPO, in the case of U.S. ROI Unit holders who made the above-referenced elections after December 31, 2006); and
- an additional 15% on each of the first six anniversaries of the date of the IPO, assuming continued employment with Group companies and compliance with other applicable covenants.

2007 Stock Incentive Plan

Under the Interactive Brokers Group, Inc. 2007 Stock Incentive Plan (the "Stock Incentive Plan"), up to 20.0 million shares of common stock may be granted and issued to directors, officers, employees, contractors and consultants of IBG, Inc. and its subsidiaries. The purpose of the Stock Incentive Plan is to promote IBG, Inc.'s long-term financial success by attracting, retaining and rewarding eligible participants.

The Stock Incentive Plan is administered by the Compensation Committee of IBG, Inc.'s Board of Directors. The Compensation Committee has discretionary authority to determine which employees are eligible to participate in the Stock Incentive Plan and establishes the terms and conditions of the awards, including the number of awards granted to each employee and all other terms and conditions applicable to such awards in individual grant agreements. Awards are expected to be made primarily through grants for common stock. Stock Incentive Plan awards are subject to issuance over time and may be forfeited upon an employee's termination of employment or violation of certain applicable covenants prior to issuance, unless determined otherwise by the Compensation Committee.

The Stock Incentive Plan provides that, upon a change in control, the Compensation Committee may, at its discretion, fully vest any granted but not yet earned awards under the Stock Incentive Plan, or provide that any such granted but not yet earned awards will be honored or assumed, or new rights substituted therefore by the new employer on a substantially similar basis and on terms and conditions substantially comparable to those of the Stock Incentive Plan.

IBG, Inc. granted awards under the Stock Incentive Plan in connection with the IPO and is expected to continue to grant awards on or about December 31 of each year following the IPO, to eligible employees as part of an overall plan of equity compensation. Shares of common stock vest and become distributable to employees in accordance with the following schedule:

- 10% on the first vesting date, which approximates the anniversary of the IPO; and
- an additional 15% on each of the following six anniversaries of the first vesting, assuming continued employment with IBG, Inc. and compliance with non-competition and other applicable covenants.

Company employees have been granted the following awards under the Stock Incentive Plan:

	Shares	Fair Value at Date of Grant
January 6, 2012	143,578	$ 2,174
December 31, 2012	539,095	7,493
	682,673	$ 9,667

On January 6, 2012, a special discretionary grant was awarded to employees. This additional grant, which is reported in the table above, is subject to the same terms and conditions as other employee Stock Incentive Plan grants.

The following is a summary of Stock Plan share activity for the period from January 1, through December 31, 2012:

	2007 Stock Incentive Plan Shares	2007 ROI Unit Stock Plan Shares
Balance, January 1, 2012	1,879,065	198,857
Granted	682,673	-
Forfeited by employees	(4,721)	(308)
Distributed to employees	(284,059)	(84,505)
Balance, December 31, 2012	2,272,958	114,044

Awards granted under the ROI Unit Stock Plan and the Stock Incentive Plan are subject to forfeiture in the event an employee ceases employment with the Company. The plans provide that employees who discontinue employment with the Company without cause and continue to meet the terms of the plans' post-employment provisions will forfeit 50% of unvested previously granted awards unless the employee is over the age of 59, in which case the employee would be eligible to receive 100% of unvested shares previously granted. Distributions of remaining awards granted on or before January 1, 2009 to former employees will occur within 90 days of the anniversary of the termination of employment date over a five (5) year vesting schedule, 12.5% in each of the first four years and 50% in the fifth year. Distributions of remaining awards granted on or after January 1, 2010 to former employees will occur over the remaining vesting schedule applicable to each grant. Through December 31, 2012, a total of 11,105 shares have been distributed under these post-employment provisions. These distributions are included in the Stock Plans activity tables above.

Estimated future grants under the Stock Incentive Plan are being accrued for ratably during each year under the ASC 718 "Graded Vesting" method. Based upon the forfeiture provisions of the Stock Incentive Plan, ASC 718 requires the Company to expense 50% of the grant date value of Stock Incentive Plan awards in the year of grant, in addition to expensing the remainder of the grant value over the seven-year service period attributable to each grant.

13. Net Capital Requirements

The Company is required to maintain net capital in excess of the greater of capital calculated under the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1) or Commodity Futures Trading Commission ("CFTC") minimum financial requirements (Regulation 1.17). The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires the Company, as a market maker, to maintain minimum net capital in an amount not less than two thousand, five hundred dollars for each security in which it makes a market (unless a security in which it makes a market has a market value of five dollars or less, in which event the amount of net capital shall be not less than one thousand dollars for each such security), with a maximum requirement of one million dollars or 2% of aggregate debit balances arising from customer transactions, as defined. Regulation 1.17 requires that the Company maintain minimum net capital, as defined, equal to 8% of the total risk margin requirement for all positions carried in customer accounts plus 4% of the total risk margin for all positions carried in non-customer accounts. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2012, the Company had net capital of $394,067, which was $352,105 in excess of required net capital of $41,962.

14. Subsequent Events

As required by ASC 855-10-50, the Company has evaluated subsequent events for adjustment to or disclosure in its statement of financial condition through the date the statement of financial condition was issued. No recordable or disclosable events, not otherwise reported in this statement of financial condition or the notes thereto, occurred.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2013

Timber Hill LLC
Two Pickwick Plaza
Greenwich, CT 08630

In planning and performing our audit of the financial statements of Timber Hill LLC (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated February 28, 2013 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.6(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the

risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2012, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Chicago Board Options Exchange, the Chicago Mercantile Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP